Exhibit 99.1

SinoTech Provides Update Regarding Transfer of Corporate Funds and NASDAQ De-Listing

BEIJING, Nov. 11, 2011 (GLOBE NEWSWIRE) — SinoTech Energy Limited (Pink Sheets: CTESY) (“SinoTech” or the “Company”), a provider of enhanced oil recovery (“EOR”) services in China, previously announced on September 23, 2011, that certain corporate funds had been transferred to a bank account controlled by Mr. Qingzeng Liu, Chair of the Company’s Board of Directors (the “Board”).  On September 23, 2011, the Company also announced that Mr. Liu had agreed to re-transfer to the Company all such amounts, and that the Company had received a significant portion of those funds. The Company announced today that re-transfer of the remaining funds to the Company was completed on October 24, 2011.

The Company also announced that it has withdrawn its appeal to the previously announced delisting determination by The Nasdaq Stock Market LLC (“NASDAQ”) because, to date, it has been unable to cure the issues identified by NASADQ and disclosed by the Company on September 21 and October 4, 2011.  NASDAQ informed the Company in a letter dated October 28, 2011 that the Company’s shares will continue to be suspended from trading, and that NASDAQ will file a Form 25 Notification of Delisting with the U.S. Securities Exchange Commission when all NASDAQ internal appeal periods end.

The Company further announced that the Special Committee of the Board has decided to discontinue the independent investigation into allegations made in a report posted on alfredlittle.com and other matters.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including those disclosed in SinoTech’s filings with the United States Securities and Exchange Commission, and are based on information available to SinoTech’s management as of the date hereof and on its current expectations. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Investor and media inquiries:

Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+ 86-10-8712-5567

rebecca.guo@sinotechenergy.com

Brunswick Group LLP

Ms. Yue Yu

+86-10-6566-2256

sinotech@brunswickgroup.com